Exhibit 99.1

Telesat Receives Ratings on Proposed Refinancing

Moody’s Upgrades Ratings

OTTAWA, CANADA, March 13, 2012 - Telesat Holdings Inc. today announced that it has received ratings from Moody’s Investor Services (Moody’s) and Standard and Poor’s Rating Services (S&P) in relation to the proposed arrangement for US$2.55 billion of senior secured credit facilities.

Moody’s rated Ba3 the proposed US$2.55 billion credit facilities of Telesat Canada (“Telesat” or “the company”), the 100%-owned operating subsidiary of Telesat Holdings Inc.  Moody’s also upgraded the company’s corporate family rating (CFR) and probability of default rating (PDR) to B1 from B2. At the same time, the company’s senior unsecured notes and senior subordinated notes were upgraded to B3 from Caa1. As well, Telesat’s speculative grade liquidity rating was affirmed at SGL-3 (adequate) and the ratings outlook was revised to stable from developing. Upon the $2 billion of existing senior secured credit facilities being repaid from the proceeds of the proposed facilities, their applicable ratings will be withdrawn by Moody’s.

S&P affirmed its 'B+' corporate credit rating and stable outlook for Telesat Holdings Inc. and Telesat. At the same time, S&P assigned its 'BB-' issue-level rating to Telesat’s proposed US$2.55 billion senior secured credit facility with a recovery rating of '2'.  Ratings on all the retired debt issues will be withdrawn when the proposed transaction closes. S&P also affirmed its 'B-' issue-level rating and '6' recovery rating on the company's existing senior unsecured notes and senior subordinated notes.

Telesat Holdings Inc. can assure neither that the senior secured credit facilities can be arranged on terms that will be acceptable to the company nor that the senior secured credit facilities will be entered into.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of Telesat entering into a refinancing transaction. When used in this news release, the words “proposed”, “expect”, “will”, “anticipate”, “would”, “should” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (SEC). These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or inability to restore capacity; risks associated with domestic and foreign government regulation; and risks related to market conditions, including the availability of financing on terms and conditions acceptable to Telesat. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 12 satellites plus the Canadian Ka-band payload on ViaSat-1 and two more satellites under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)